SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K



                            Report of Foreign Private
                                     Issuer
                       Pursuant to Rule 13a -16 or 15d -16
                                     of the
                         Securities Exchange Act of 1934


                Report on Form 6-K for the month of February 2004

                                The BOC Group plc
                           Chertsey Road, Windlesham,
                                 Surrey GU20 6HJ
                                     England


          (Name and address of registrant's principal executive office)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F   X    Form 40-F
                                   -----           -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|


          Enclosures:


          1. A notification dated 3 February 2004 to advise that a copy of the First Quarter Results for the three months ended 31 December 2003 were available at the UKLA Document Viewing Facility.
          2. A notification dated 3 February 2004 advising of the acquisition of 184 Ordinary shares in the Company by R G Mendoza, a director of the Company, under the Dividend Reinvestment Plan.

          3. A notification dated 3 February 2004 advising of the acquisition of 37 Ordinary shares in the Company by Sir Christopher J O'Donnell, a director of the Company, under the Dividend Reinvestment Plan.
          4. A notification dated 4 February 2004 advising details of the exercise of an option by K Rajagopal, a director of the Company, under The BOC Group plc Senior Executive Share Option Scheme and the transfer of shares.
          5. A notification dated 4 February 2004 advising details of the exercise of an option by K Rajagopal, a director of the Company, under the The BOC Group plc Share Purchase Plan and sale of shares.
          6. A notification dated 4 February 2004 advising details of the exercise of an option by J L Walsh, a director of the Company, under The BOC Group plc Share Purchase Plan.
          7. A notification dated 5 February 2004 advising details of the grant of options to A E Isaac, a director of the Company, under The BOC Group plc Long Term Incentive Plan.
          8. A notification dated 5 February 2004 advising details of the grant of options to J A Bevan, a director of the Company, under The BOC Group plc Long Term Incentive Plan.
          9. A notification dated 5 February 2004 advising details of the grant of options to K Rajagopal, a director of the Company, under The BOC Group plc Long Term Incentive Plan.
          10. A notification dated 5 February 2004 advising details of the grant of options to R Medori, a director of the Company, under The BOC Group plc Long Term Incentive Plan.
          11. A notification dated 5 February 2004 advising details of the grant of options to J L Walsh, a director of the Company, under The BOC Group plc Long Term Incentive Plan.
          12. A notification dated 6 February 2004 advising of the acquisition of 10,000 shares in the Company by R G Mendoza, a director of the Company.
          13. A notification dated 13 February 2004 advising details of the exercise of an option by R Medori, a director of the Company under The BOC Group plc Executive Share Option Scheme 1995 and sale of shares.
          14. A notification dated 19 February 2004 advising that FMR Corp and Fidelity International Limited have a notifiable interest of 3.12% in the issued Ordinary share capital of The BOC Group plc.
          15. A notification dated 20 February 2004 advising the sale by Ogier Trustee Limited, as trustee of The BOC Group plc Employee Share Trust (1995) of a total of 15,000 Ordinary shares in the Company in which the directors have a technical interest.
          16. A notification dated 26 February 2004 advising the resignation of F R Arredondo as a non-executive director of The BOC Group plc and the appointment of G N Dawson as a non-executive director of The BOC Group plc.

THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE ON 3 FEBRUARY 2004 AT 11.55 HRS UNDER REF: PRNUK-0302041153-2AB7


3 February 2004

THE BOC GROUP plc - NEWS RELEASE ON THE FIRST QUARTER RESULTS FOR THE THREE MONTHS ENDED 31 DECEMBER 2003

A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility which, is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel.no. (0)20 7676 1000

The BOC Group plc Announcement released to a Regulatory Information Service on 3 February 2004 at 17.04 hrs under
Ref: PRNUK-0302041703-DCE6



                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS



All relevant boxes should be completed in block capital letters.

1. Name of company                                  2. Name of director

   THE BOC GROUP plc                                   ROBERTO MENDOZA

3. Please state whether notification indicates      4. Name of the registered holder(s) and, if
   that it is in respect of holding of the             more than one holder, the number of shares
   shareholder named in 2 above or in respect          held by each of them (if notified)
   of a non-beneficial interest or in the case
   of an individual holder if it is a holding
   of that person's spouse or children under
   the age of 18 or in respect of a
   non-beneficial interest

   IN RESPECT OF A HOLDING OF THE DIRECTOR IN 2        ROBERTO MENDOZA
   ABOVE

5. Please state whether notification relates to     6. Please state the nature
   a person(s) connected with the director             of the transaction. For PEP
   named in 2 above and identify the                   transactions please indicate whether
   connected person(s)                                 general/single co PEP and if discretionary/
                                                       non discretionary

   N/A                                                 PURCHASE OF SHARES UNDER THE DIVIDEND
                                                       REINVESTMENT PLAN

7. Number of         8. Percentage of               9. Number of        10. Percentage of
   shares/amount        issued class                   shares/amount        issued class
   of stock acquired                                   of stock disposed

   184                  LESS THAN 0.01%                N/A                  N/A



11. Class of security    12. Price per share      13. Date of       14. Date
                                                      transaction       company
                                                                        informed

    ORDINARY SHARES          899P PER SHARE           2 FEBRUARY 2004   3 FEBRUARY 2004
    OF 25P EACH

15. Total holding following this notification     16. Total percentage  holding of issued
                                                      class following this notification

    10,947                                            LESS THAN 0.01%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant                                 18. Period during which or date on which
                                                      options exercisable

    N/A                                               N/A

19. Total amount paid (if any) for grant of the   20. Description of shares or debentures
    option                                            involved: class, number

    N/A                                               N/A

21. Exercise price (if fixed at time of grant)    22. Total number of shares or debentures over
    or indication that price is to be fixed at        which options held following this time
    of exercise                                       notification

    N/A                                               N/A

23. Any additional information                    24. Name of contact and telephone number for
                                                      queries

    N/A                                               SARAH LARKINS 01276 807383

25. Name and signature of authorised company official responsible for making this notification

    SARAH LARKINS, ASSISTANT COMPANY SECRETARY
    Date of notification  _3 February 2004___________________

The BOC Group plc Announcement released to a Regulatory Information Service on 3 February 2004 at 16.42 hrs under
Ref: PRNUK-0302041641-5EDD



                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS



All relevant boxes should be completed in block capital letters.

1. Name of company                                2. Name of director

   THE BOC GROUP plc                                 CHRISTOPHER JOHN O'DONNELL

3. Please state whether notification indicates    4. Name of the registered holder(s) and, if
   that it is in respect of holding of the           more than one holder, the number of shares
   shareholder named in 2 above or in respect        held by each of them (if notified)
   of a non-beneficial interest or in the case
   of an individual holder if it is a holding
   of that person's spouse or children under
   the age of 18 or in respect of a
   non-beneficial interest

   IN RESPECT OF A HOLDING OF THE DIRECTOR IN 2      CHRISTOPHER JOHN O'DONNELL
   ABOVE

5. Please state whether notification relates to   6. Please state the nature of the transaction.
   a person(s) connected with the director           For PEP transactions please indicate whether
   named in 2 above and identify the connected       general/single co PEP and if discretionary/
   person(s)                                         non discretionary

   N/A                                               PURCHASE OF SHARES UNDER THE DIVIDEND
                                                     REINVESTMENT PLAN

7. Number of            8. Percentage of        9. Number of            10. Percentage of
   shares/amount           issued class            shares/amount of         issued class
   of stock acquired                               stock disposed

   37                      LESS THAN 0.01%         N/A                       N/A



11. Class of security   12. Price per share    13. Date of          14. Date
                                                   transaction          company
                                                                        informed

    ORDINARY SHARES         899P PER SHARE         2 FEBRUARY 2004      3 FEBRUARY 2004
    OF 25P EACH

15. Total holding following this notification  16. Total percentage holding of issued class following this notification

    2,216                                          LESS THAN 0.01%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant                              18. Period during which
                                                   or date on which
                                                   options exercisable

    N/A                                            N/A

19. Total amount paid (if any) for grant       20. Description of shares or debentures
    of the option                                  involved: class, number

    N/A                                            N/A

21. Exercise price (if fixed at time of grant) 22. Total number of shares or
    or indication that price is to be fixed at     debentures over which options
    time of exercise                               held following this notification

    N/A                                            N/A

23. Any additional information                 24. Name of contact and telephone number for
                                                   queries

    N/A                                            SARAH LARKINS 01276 807383

25. Name and signature of authorised company official responsible for making this notification

    SARAH LARKINS, ASSISTANT COMPANY SECRETARY
    Date of notification  _3 February 2004___________________


   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                               ON 4 FEBRUARY 2004
                  AT 17.31 HRS UNDER REF: PRNUK-0402041730-F069


                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS



All relevant boxes should be completed in block capital letters.

1. Name of company                                2. Name of director

   THE BOC GROUP plc                                 KRISHNAMURTHY RAJAGOPAL

3. Please state whether notification indicates    4. Name of the registered holder(s) and, if
   that it is in respect of holding of the           more than one holder, the number of shares
   shareholder named in 2 above or in respect        held by each of them (if notified)
   of a non-beneficial interest or in the case
   of an individual holder if it is a holding
   of that person's spouse or children under
   the age of 18 or in respect of a
   non-beneficial interest

   AS IN 2 ABOVE                                     N/A

5. Please state whether notification relates to   6. Please state the nature
   a person(s) connected with the director           of the transaction. For PEP
   named in 2 above and identify the                 transactions please indicate whether
   connected person(s)                               general/single co PEP and if
                                                     discretionary/non discretionary

   UPON EXERCISE, 4,000 SHARES WERE TRANSFERRED      EXERCISE OF 7,400 OPTIONS UNDER SENIOR
   TO  MRS USHA RAJAGOPAL (WIFE)                     EXECUTIVE SHARE OPTION SCHEME; RETENTION OF
                                                     3,400 SHARES AND TRANSFER OF 4,000 SHARES TO
                                                     WIFE

7. Number of            8. Percentage of        9. Number of            10. Percentage of
   shares/amount           of issued class         shares/amount of         issued class
   of stock acquired                               stock disposed

   7,400                   LESS THAN 0.1%          N/A                       N/A



11. Class of security   12. Price per share    13. Date of          14. Date
                                                   transaction          company
                                                                        informed

    ORDINARY SHARES         677p OPTION            4 FEBRUARY 2004      4 FEBRUARY 2004
    OF 25p EACH

15. Total holding following this notification  16. Total percentage holding of issued class following this notification

     21,816 SHARES                                 0.12%
     592,387 OPTIONS

If a director has been granted options by the company please complete the following boxes.

17. Date of grant                              18. Period during which
                                                   or date on which
                                                   options exercisable

    N/A                                            N/A

19. Total amount paid (if any) for grant       20. Description of shares or debentures
    of the option                                  involved: class, number

    N/A                                            N/A

21. Exercise price (if fixed at time of grant) 22. Total number of shares or
    or indication that price is to be fixed at     debentures over which options
    time of exercise                               held following this notification

    N/A                                            N/A

23. Any additional information                 24. Name of contact and telephone number for
                                                   queries

    N/A                                            KAREN WESTON 01276 807388

25. Name and signature of authorised company official responsible for making this notification

    KAREN WESTON, ADMINISTRATION ASSISTANT
    Date of notification 4 FEBRUARY 204


   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                               ON 4 FEBRUARY 2004
                  AT 17.28 HRS UNDER REF: PRNUK-0402041727-C117


                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS



All relevant boxes should be completed in block capital letters.

1. Name of company                                2. Name of director

   THE BOC GROUP plc                                 KRISHNAMURTHY RAJAGOPAL

3. Please state whether notification indicates    4. Name of the registered holder(s) and, if
   that it is in respect of holding of the           more than one holder, the number of shares
   shareholder named in 2 above or in respect        held by each of them (if notified)
   of a non-beneficial interest or in the case
   of an individual holder if it is a holding
   of that person's spouse or children under
   the age of 18 or in respect of a
   non-beneficial interest

   AS IN 2 ABOVE                                     N/A

5. Please state whether notification relates to   6. Please state the nature
   a person(s) connected with the director           of the transaction. For PEP
   named in 2 above and identify the                 transactions please indicate whether
   connected person(s)                               general/single co PEP and if
                                                     discretionary/non discretionary

   N/A                                               EXERCISE OF OPTIONS UNDER THE SHARE PURCHASE
                                                     PLAN AND SALE OF SHARES

7. Number of            8. Percentage of          9. Number of            10. Percentage of
   shares/amount           of issued class           shares/amount of         issued class
   of stock acquired                                 stock disposed

   7,600                   LESS THAN 0.1%            7,600                    LESS THAN 0.1%




11. Class of security   12. Price per share    13. Date of          14. Date
                                                   transaction          company
                                                                        informed

    ORDINARY SHARES         677p EXERCISE          4 FEBRUARY 2004      4 FEBRUARY 2004
    OF 25p EACH             880p SALE



15. Total holding following this notification  16. Total percentage holding of issued class following this notification

    14,416 SHARES                                  0.12%
    599,787 OPTIONS

If a director has been granted options by the company please complete the following boxes.

17. Date of grant                              18. Period during which
                                                   or date on which
                                                   options exercisable

    N/A                                            N/A

19. Total amount paid (if any) for grant       20. Description of shares or debentures
    of the option                                  involved: class, number

    N/A                                            N/A

21. Exercise price (if fixed at time of grant) 22. Total number of shares or
    or indication that price is to be fixed at     debentures over which options
    time of exercise                               held following this notification

    N/A                                            N/A

23. Any additional information                 24. Name of contact and telephone number for
                                                   queries

    N/A                                            KAREN WESTON 01276 807388

25. Name and signature of authorised company official responsible for making this notification

    KAREN WESTON, ADMINISTRATION ASSISTANT
    Date of notification 4 FEBRUARY 204


   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                               ON 4 FEBRUARY 2004
                  AT 17.26 HRS UNDER REF: PRNUK-0402041724-58B2


All relevant boxes should be completed in block capital letters.

1. Name of company                                2. Name of director

   THE BOC GROUP plc                                 JOHN LAWRENCE WALSH

3. Please state whether notification indicates    4. Name of the registered holder(s) and, if
   that it is in respect of holding of the           more than one holder, the number of shares
   shareholder named in 2 above or in respect        held by each of them (if notified)
   of a non-beneficial interest or in the case
   of an individual holder if it is a holding
   of that person's spouse or children under
   the age of 18 or in respect of a
   non-beneficial interest

   AS IN 2 ABOVE                                     N/A

5. Please state whether notification relates to   6. Please state the nature
   a person(s) connected with the director           of the transaction. For PEP
   named in 2 above and identify the                 transactions please indicate whether
   connected person(s)                               general/single co PEP and if
                                                     discretionary/non discretionary

   N/A                                               EXERCISE OF OPTIONS UNDER THE SHARE PURCHASE
                                                     PLAN AND SALE OF SHARES

7. Number of            8. Percentage of          9. Number of            10. Percentage of
   shares/amount           of issued class           shares/amount of         issued class
   of stock acquired                                 stock disposed

   4,104                   LESS THAN 0.01%           N/A                      N/A




11. Class of security   12. Price per share    13. Date of          14. Date
                                                   transaction          company
                                                                        informed

    ORDINARY SHARES         6.77p OPTION           4 FEBRUARY 2004      4 FEBRUARY 2004
    OF 25p EACH

15. Total holding following this notification  16. Total percentage holding of issued class following this notification

    22,175 SHARES                                       0.11%
    520,034 OPTIONS

If a director has been granted options by the company please complete the following boxes.

17. Date of grant                              18. Period during which
                                                   or date on which
                                                   options exercisable

    N/A                                            N/A

19. Total amount paid (if any) for grant       20. Description of shares or debentures
    of the option                                  involved: class, number

    N/A                                            N/A

21. Exercise price (if fixed at time of grant) 22. Total number of shares or
    or indication that price is to be fixed at     debentures over which options
    time of exercise                               held following this notification

    N/A                                            N/A

23. Any additional information                 24. Name of contact and telephone number for
                                                   queries

    N/A                                            KAREN WESTON 01276 807388

25. Name and signature of authorised company official responsible for making this notification

    KAREN WESTON, ADMINISTRATION ASSISTANT
    Date of notification 4 FEBRUARY 204


 THE BOC GROUP PLC ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE AT
                   15.14 HRS ON 5 FEBRUARY 2004 UNDER REF NO.

                              PRNUK-0502041514-6E06

                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS



All relevant boxes should be completed in block capital letters.

1. Name of company                                2. Name of director

   THE BOC GROUP plc                                 ANTHONY ERIC ISAAC

3. Please state whether notification indicates    4. Name of the registered holder(s) and, if
   that it is in respect of holding of the           more than one holder, the number of shares
   shareholder named in 2 above or in respect        held by each of them (if notified)
   of a non-beneficial interest or in the case
   of an individual holder if it is a holding
   of that person's spouse or children under
   the age of 18 or in respect of a
   non-beneficial interest

   IN RESPECT OF A HOLDING OF THE DIRECTOR IN 2     ANTHONY ERIC ISAAC
   ABOVE

5. Please state whether notification relates to   6. Please state the nature
   a person(s) connected with the director           of the transaction. For PEP
   named in 2 above and identify the                 transactions please indicate whether
   connected person(s)                               general/single co PEP and if
                                                     discretionary/non discretionary

   N/A                                               LONG TERM INCENTIVE PLAN GRANT

7. Number of            8. Percentage of          9. Number of            10. Percentage of
   shares/amount           of issued class           shares/amount of         issued class
   of stock acquired                                 stock disposed

   N/A                     N/A                       N/A                      N/A


11. Class of security   12. Price per share    13. Date of          14. Date
                                                   transaction          company
                                                                        informed

    ORDINARY SHARES         N/A                    4 FEBRUARY 2004      4 FEBRUARY 2004
    OF 25P EACH

15. Total holding following this notification  16. Total percentage holding of issued class following this notification

     N/A                                           N/A

If a director has been granted options by the company please complete the following boxes.

17. Date of grant                              18. Period during which
                                                   or date on which
                                                   options exercisable

    4 FEBRUARY 2004                                4 FEBRUARY 2007  SUBJECT TO PERFORMANCE
                                                   CONDITIONS

19. Total amount paid (if any) for grant       20. Description of shares or debentures
    of the option                                  involved: class, number

    N/A                                            151,520 ORDINARY SHARES OF 25P EACH GRANTED
                                                   UNDER THE BOC GROUP LONG TERM INCENTIVE PLAN

21. Exercise price (if fixed at time of grant) 22. Total number of shares or
    or indication that price is to be fixed at     debentures over which options
    time of exercise                               held following this notification

    OPTIONS GRANTED AT NIL COST                    1,454,211

23. Any additional information                 24. Name of contact and telephone number for
                                                   queries

    The options, granted under The BOC Group       JOY BALDRY 01276 807649
    Long Term Incentive Plan may be satisfied
    by a new issue of shares to the director or
    by a transfer of shares from The BOC Group
    plc Employee Share Trust (1995). The Trust
    has the right to subscribe the number of
    shares required to satisfy the option.


25. Name and signature of authorised company official responsible for making this notification

    JOY BALDRY, COMPANY SECRETARIAL ASSISTANT
    Date of notification 5 FEBRUARY 2004___________________

 THE BOC GROUP PLC ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE AT
                   15.26 HRS ON 5 FEBRUARY 2004 UNDER REF NO.

                              PRNUK-0502041526-86C2

                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS



All relevant boxes should be completed in block capital letters.


1. Name of company                                2. Name of director

   THE BOC GROUP plc                                 JOHN ANDREW BEVAN

3. Please state whether notification indicates    4. Name of the registered holder(s) and, if
   that it is in respect of holding of the           more than one holder, the number of shares
   shareholder named in 2 above or in respect        held by each of them (if notified)
   of a non-beneficial interest or in the case
   of an individual holder if it is a holding
   of that person's spouse or children under
   the age of 18 or in respect of a
   non-beneficial interest

   IN RESPECT OF A HOLDING OF THE DIRECTOR IN 2     JOHN ANDREW BEVAN
   ABOVE

5. Please state whether notification relates to   6. Please state the nature
   a person(s) connected with the director           of the transaction. For PEP
   named in 2 above and identify the                 transactions please indicate whether
   connected person(s)                               general/single co PEP and if
                                                     discretionary/non discretionary

   N/A                                               LONG TERM INCENTIVE PLAN GRANT

7. Number of            8. Percentage of          9. Number of            10. Percentage of
   shares/amount           of issued class           shares/amount of         issued class
   of stock acquired                                 stock disposed

   N/A                     N/A                       N/A                      N/A

11. Class of            12. Price per          13. Date of          14. Date


    security                share                  transaction          company
                                                                        informed

    ORDINARY SHARES         N/A                    4 FEBRUARY 2004      4 FEBRUARY 2004
    OF 25P EACH

15. Total holding following this notification  16. Total percentage holding of issued class following this notification

     N/A                                           N/A

If a director has been granted options by the company please complete the following boxes.

17. Date of grant                              18. Period during which
                                                   or date on which
                                                   options exercisable

    4 FEBRUARY 2004                                4 FEBRUARY 2007  SUBJECT TO PERFORMANCE
                                                   CONDITIONS

19. Total amount paid (if any) for grant       20. Description of shares or debentures
    of the option                                  involved: class, number

    N/A                                            56,831 ORDINARY SHARES OF 25P EACH GRANTED
                                                   UNDER THE BOC GROUP LONG TERM INCENTIVE PLAN

21. Exercise price (if fixed at time of grant) 22. Total number of shares or
    or indication that price is to be fixed at     debentures over which options
    time of exercise                               held following this notification

    OPTIONS GRANTED AT NIL COST                    402,057

23. Any additional information                 24. Name of contact and telephone number for
                                                   queries

    The options, granted under The BOC Group       JOY BALDRY 01276 807649
    Long Term Incentive Plan may be satisfied
    by a new issue of shares to the director or
    by a transfer of shares from The BOC Group
    plc Employee Share Trust (1995). The Trust
    has the right to subscribe the number of
    shares required to satisfy the option.


25. Name and signature of authorised company official responsible for making this notification

    JOY BALDRY, COMPANY SECRETARIAL ASSISTANT
    Date of notification 5 FEBRUARY 2004___________________

 THE BOC GROUP PLC ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE AT
                   15.31 HRS ON 5 FEBRUARY 2004 UNDER REF NO.

                              PRNUK-0502041531-1F9E



                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS



All relevant boxes should be completed in block capital letters.


1. Name of company                                2. Name of director

   THE BOC GROUP plc                                 KRISHNAMURTHY RAJAGOPAL

3. Please state whether notification indicates    4. Name of the registered holder(s) and, if
   that it is in respect of holding of the           more than one holder, the number of shares
   shareholder named in 2 above or in respect        held by each of them (if notified)
   of a non-beneficial interest or in the case
   of an individual holder if it is a holding
   of that person's spouse or children under
   the age of 18 or in respect of a
   non-beneficial interest

   IN RESPECT OF A HOLDING OF THE DIRECTOR IN 2      KRISHNAMURTHY RAJAGOPAL
   ABOVE

5. Please state whether notification relates to   6. Please state the nature
   a person(s) connected with the director           of the transaction. For PEP
   named in 2 above and identify the                 transactions please indicate whether
   connected person(s)                               general/single co PEP and if
                                                     discretionary/non discretionary

   N/A                                               LONG TERM INCENTIVE PLAN GRANT

7. Number of            8. Percentage of          9. Number of            10. Percentage of
   shares/amount           of issued class           shares/amount of         issued class
   of stock acquired                                 stock disposed

   N/A                     N/A                       N/A                      N/A



11. Class of security   12. Price per share    13. Date of          14. Date
                                                   transaction          company
                                                                        informed

    ORDINARY SHARES         N/A                    4 FEBRUARY 2004      4 FEBRUARY 2004
    OF 25P EACH

15. Total holding following this notification  16. Total percentage holding of issued class following this notification

     N/A                                           N/A

If a director has been granted options by the company please complete the following boxes.

17. Date of grant                              18. Period during which
                                                   or date on which
                                                   options exercisable

    4 FEBRUARY 2004                                4 FEBRUARY 2007  SUBJECT TO PERFORMANCE
                                                   CONDITIONS

19. Total amount paid (if any) for grant       20. Description of shares or debentures
    of the option                                  involved: class, number

    N/A                                            59,810 ORDINARY SHARES OF 25P EACH GRANTED
                                                   UNDER THE BOC GROUP LONG TERM INCENTIVE PLAN

21. Exercise price (if fixed at time of grant) 22. Total number of shares or
    or indication that price is to be fixed at     debentures over which options
    time of exercise                               held following this notification

    OPTIONS GRANTED AT NIL COST                    652,197

23. Any additional information                 24. Name of contact and telephone number for
                                                   queries

    The options, granted under The BOC Group       JOY BALDRY 01276 807649
    Long Term Incentive Plan may be satisfied
    by a new issue of shares to the director or
    by a transfer of shares from The BOC Group
    plc Employee Share Trust (1995). The Trust
    has the right to subscribe the number of
    shares required to satisfy the option.


25. Name and signature of authorised company official responsible for making this notification

    JOY BALDRY, COMPANY SECRETARIAL ASSISTANT
    Date of notification 5 FEBRUARY 2004___________________

 THE BOC GROUP PLC ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE AT
                   15.53 HRS ON 5 FEBRUARY 2004 UNDER REF NO.

                              PRNUK-0502041553-E5F4



                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS



All relevant boxes should be completed in block capital letters.


1. Name of company                                2. Name of director

   THE BOC GROUP plc                                 RENE MEDORI

3. Please state whether notification indicates    4. Name of the registered holder(s) and, if
   that it is in respect of holding of the           more than one holder, the number of shares
   shareholder named in 2 above or in respect        held by each of them (if notified)
   of a non-beneficial interest or in the case
   of an individual holder if it is a holding
   of that person's spouse or children under
   the age of 18 or in respect of a
   non-beneficial interest

   IN RESPECT OF A HOLDING OF THE DIRECTOR IN 2      RENE MEDORI
   ABOVE

5. Please state whether notification relates to   6. Please state the nature
   a person(s) connected with the director           of the transaction. For PEP
   named in 2 above and identify the                 transactions please indicate whether
   connected person(s)                               general/single co PEP and if
                                                     discretionary/non discretionary

   N/A                                               LONG TERM INCENTIVE PLAN GRANT

7. Number of            8. Percentage of          9. Number of            10. Percentage of
   shares/amount           of issued class           shares/amount of         issued class
   of stock acquired                                 stock disposed

   N/A                     N/A                       N/A                      N/A



11. Class of security   12. Price per share    13. Date of          14. Date
                                                   transaction          company
                                                                        informed

    ORDINARY SHARES         N/A                    4 FEBRUARY 2004      4 FEBRUARY 2004
    OF 25P EACH

15. Total holding following this notification  16. Total percentage holding of issued class following this notification

     N/A                                           N/A

If a director has been granted options by the company please complete the following boxes.

17. Date of grant                              18. Period during which
                                                   or date on which
                                                   options exercisable

    4 FEBRUARY 2004                                4 FEBRUARY 2007  SUBJECT TO PERFORMANCE
                                                   CONDITIONS

19. Total amount paid (if any) for grant       20. Description of shares or debentures
    of the option                                  involved: class, number

    N/A                                            62,660 ORDINARY SHARES OF 25P EACH GRANTED
                                                   UNDER THE BOC GROUP LONG TERM INCENTIVE PLAN

21. Exercise price (if fixed at time of grant) 22. Total number of shares or
    or indication that price is to be fixed at     debentures over which options
    time of exercise                               held following this notification

    OPTIONS GRANTED AT NIL COST                    564,808

23. Any additional information                 24. Name of contact and telephone number for
                                                   queries

    The options, granted under The BOC Group       JOY BALDRY 01276 807649
    Long Term Incentive Plan may be satisfied
    by a new issue of shares to the director or
    by a transfer of shares from The BOC Group
    plc Employee Share Trust (1995). The Trust
    has the right to subscribe the number of
    shares required to satisfy the option.


25. Name and signature of authorised company official responsible for making this notification

    JOY BALDRY, COMPANY SECRETARIAL ASSISTANT
    Date of notification 5 FEBRUARY 2004___________________

 THE BOC GROUP PLC ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE AT
                   15.57 HRS ON 5 FEBRUARY 2004 UNDER REF NO.

                              PRNUK-0502041557-69DA

                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS



All relevant boxes should be completed in block capital letters.


1. Name of company                                2. Name of director

   THE BOC GROUP plc                                 JOHN LAWRENCE WALSH

3. Please state whether notification indicates    4. Name of the registered holder(s) and, if
   that it is in respect of holding of the           more than one holder, the number of shares
   shareholder named in 2 above or in respect        held by each of them (if notified)
   of a non-beneficial interest or in the case
   of an individual holder if it is a holding
   of that person's spouse or children under
   the age of 18 or in respect of a
   non-beneficial interest

   IN RESPECT OF A HOLDING OF THE DIRECTOR IN 2      JOHN LAWRENCE WALSH
   ABOVE

5. Please state whether notification relates to   6. Please state the nature
   a person(s) connected with the director           of the transaction. For PEP
   named in 2 above and identify the                 transactions please indicate whether
   connected person(s)                               general/single co PEP and if
                                                     discretionary/non discretionary

   N/A                                               LONG TERM INCENTIVE PLAN GRANT

7. Number of            8. Percentage of          9. Number of            10. Percentage of
   shares/amount           of issued class           shares/amount of         issued class
   of stock acquired                                 stock disposed

   N/A                     N/A                       N/A                      N/A


11. Class of            12. Price per          13. Date of          14. Date



11. security            12. share                  transaction          company
                                                                        informed

    ORDINARY SHARES         N/A                    4 FEBRUARY 2004      4 FEBRUARY 2004
    OF 25P EACH

15. Total holding following this notification  16. Total percentage holding of issued class following this notification

     N/A                                           N/A

If a director has been granted options by the company please complete the following boxes.

17. Date of grant                              18. Period during which
                                                   or date on which
                                                   options exercisable

    4 FEBRUARY 2004                                4 FEBRUARY 2007  SUBJECT TO PERFORMANCE
                                                   CONDITIONS

19. Total amount paid (if any) for grant       20. Description of shares or debentures
    of the option                                  involved: class, number

    N/A                                            59,810 ORDINARY SHARES OF 25P EACH GRANTED
                                                   UNDER THE BOC GROUP LONG TERM INCENTIVE PLAN

21. Exercise price (if fixed at time of grant) 22. Total number of shares or
    or indication that price is to be fixed at     debentures over which options
    time of exercise                               held following this notification

    OPTIONS GRANTED AT NIL COST                    579,844

23. Any additional information                 24. Name of contact and telephone number for
                                                   queries

    The options, granted under The BOC Group       JOY BALDRY 01276 807649
    Long Term Incentive Plan may be satisfied
    by a new issue of shares to the director or
    by a transfer of shares from The BOC Group
    plc Employee Share Trust (1995). The Trust
    has the right to subscribe the number of
    shares required to satisfy the option.


25. Name and signature of authorised company official responsible for making this notification

    JOY BALDRY, COMPANY SECRETARIAL ASSISTANT
    Date of notification 5 FEBRUARY 2004___________________

 THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE ON
         6 FEBRUARY 2004 AT 11.40 HRS UNDER REF: PRNUK-0602041138-B19B


                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS



All relevant boxes should be completed in block capital letters.

1. Name of company                                2. Name of director

   THE BOC GROUP plc                                 ROBERTO GONZALES MENDOZA

3. Please state whether notification indicates    4. Name of the registered holder(s) and, if
   that it is in respect of holding of the           more than one holder, the number of shares
   shareholder named in 2 above or in respect        held by each of them (if notified)
   of a non-beneficial interest or in the case
   of an individual holder if it is a holding
   of that person's spouse or children under
   the age of 18 or in respect of a
   non-beneficial interest

   AS IN 2 ABOVE                                     ROBERTO GONZALES MENDOZA



5. Please state whether notification relates to   6. Please state the nature
   a person(s) connected with the director           of the transaction. For PEP
   named in 2 above and identify the                 transactions please indicate whether
   connected person(s)                               general/single co PEP and if
                                                     discretionary/non discretionary

   N/A                                               PURCHASE OF SHARES

7. Number of            8. Percentage of          9. Number of            10. Percentage of
   shares/amount           of issued class           shares/amount of         issued class
   of stock acquired                                 stock disposed

   10,000                  LESS THAN 0.1%            N/A                      N/A

11. Class of security   12. Price per share    13. Date of          14. Date
                                                   transaction          company




                                                                        informed

    ORDINARY SHARES        879.25P                  4 FEBRUARY 2004     5 FEBRUARY 2004
    OF 25p EACH

15. Total holding following this notification  16. Total percentage holding of issued class following this notification

    20,947 SHARES                                  LESS THAN 0.1%

If a director has been granted options by the company please complete the following boxes.


17. Date of grant                              18. Period during which
                                                   or date on which
                                                   options exercisable

    N/A                                            N/A

19. Total amount paid (if any) for grant       20. Description of shares or debentures
    of the option                                  involved: class, number

    N/A                                            N/A

21. Exercise price (if fixed at time of grant) 22. Total number of shares or
    or indication that price is to be fixed at     debentures over which options
    time of exercise                               held following this notification

    N/A                                            N/A

23. Any additional information                 24. Name of contact and telephone number for
                                                   queries

    N/A                                            KAREN WESTON 01276 807388

25. Name and signature of authorised company official responsible for making this notification

    KAREN WESTON, ADMINISTRATION ASSISTANT
    Date of notification 6 FEBRUARY 2004

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                              ON 13 FEBRUARY 2004
                  AT 14.47 HRS UNDER REF: PRNUK-1302041446-E7FE


                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS



All relevant boxes should be completed in block capital letters.


1. Name of company                                2. Name of director

   THE BOC GROUP plc                                 RENE MEDORI

3. Please state whether notification indicates    4. Name of the registered holder(s) and, if
   that it is in respect of holding of the           more than one holder, the number of shares
   shareholder named in 2 above or in respect        held by each of them (if notified)
   of a non-beneficial interest or in the case
   of an individual holder if it is a holding
   of that person's spouse or children under
   the age of 18 or in respect of a
   non-beneficial interest

   AS IN 2 ABOVE                                     RENE MEDORI

5. Please state whether notification relates to   6. Please state the nature
   a person(s) connected with the director           of the transaction. For PEP
   named in 2 above and identify the                 transactions please indicate whether
   connected person(s)                               general/single co PEP and if
                                                     discretionary/non discretionary

   N/A                                               EXERCISE OF OPTIONS HELD UNDER THE EXECUTIVE
                                                     SHARE OPTIONS SCHEME 1995 AND SALE OF SHARES

7. Number of            8. Percentage of          9. Number of            10. Percentage of
   shares/amount           of issued class           shares/amount of         issued class
   of stock acquired                                 stock disposed

   15,000                  LESS THAN 0.01%           15,000                   LESS THAN 0.01%


11. Class of security   12. Price per share    13. Date of          14. Date
                                                   transaction          company
                                                                        informed

    ORDINARY SHARES         722p EXERCISE          13 FEBRUARY 2004     13 FEBRUARY 2004
    OF 25p EACH             924.68p SALE

15. Total holding following this notification  16. Total percentage holding of issued class following this notification

    16,772 SHARES                                  0.11%
    549,808 OPTIONS

If a director has been granted options by the company please complete the following boxes.

17. Date of grant                              18. Period during which
                                                   or date on which
                                                   options exercisable

    N/A                                            N/A

19. Total amount paid (if any) for grant       20. Description of shares or debentures
    of the option                                  involved: class, number

    N/A                                            N/A

21. Exercise price (if fixed at time of grant) 22. Total number of shares or
    or indication that price is to be fixed at     debentures over which options
    time of exercise                               held following this notification

    N/A                                            N/A

23. Any additional information                 24. Name of contact and telephone number for
                                                   queries

    N/A                                            KAREN WESTON 01276 807388

25. Name and signature of authorised company official responsible for making this notification

    KAREN WESTON, ADMINISTRATION ASSISTANT
    Date of notification 6 FEBRUARY 2004

   The BOC Group plc Announcement released to a Regulatory Information Service
                     On 19 February 2004 at 16.04 hrs under
                           Ref: PRNUK-1902041604-F970

                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.


1. Name of company                             2. Name of shareholder having a major interest

   The BOC Group plc                              FMR Corp and Fidelity International Limited

3. Please state whether notification indicates 4. Name of the registered holder(s) and, if more than one
   that it is in respect of holding of the        holder, the number of shares held by each of them
   shareholder named in 2 above or in respect
   of a non-beneficial interest or in the
   case of an individual holder if it is a        See additional information
   holding of that person's spouse or
   children under the age of 18


   Notification in respect of party named in 2 above.

5. Number of            6. Percentage of       7. Number of shares/  8. Percentage of issued class
   shares/amount of        issued class           amount of stock
   stock acquired                                 disposed



9. Class of security                           10. Date of           11. Date company informed
                                                   transaction

   Ordinary shares of 25p each                     18 February 2004      19 February 2004

12. Total holding following this notification  13. Total percentage holding of issued class following this notification

    15,498,495                                     3.12%

14. Any additional information                 15. Name of contact and telephone number for queries

    In a letter dated 18 February 2004 and         Sarah Larkins
    received on 19 February 2004 The BOC           Secretary
    Group plc has been Assistant Company           01276 807383
    notified that FMR Corp and Fidelity
    Investments Limited have a 3.12%
    notifiable interest in the issued
    Ordinary share capital of the Company.

    Neither FMR Corp nor Fidelity Investments
    Limited own shares for their own account.
    The shares are held by Fidelity on behalf of their clients.


16. Name and signature of authorised company official responsible for making this notification

      Sarah Larkins

Date of notification ___19 February 2004_________

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                              ON 20 FEBRUARY 2004
                  AT 14.22 HRS UNDER REF: PRNUK-2002041420-9710


20 February 2004

THE BOC GROUP plc EMPLOYEE SHARE TRUST (1995)

The BOC Group plc (the Company) has been notified of the disposal on 17 February 2004 of 15,000 Ordinary shares of 25p each in the Company at a sale price of 938.5p per share by Ogier Trustee Limited (the Trustee) as trustee of The BOC Group plc Employee Share Trust (1995) (the Trust). These Ordinary shares have been transferred, following exercise of options, to participants in the Company's senior executive share option plans.

Following this disposal of 15,000 Ordinary shares, the Trustee now holds 4,996,427 Ordinary shares.

Each of the executive Directors of the Company is a potential beneficiary under the Trust and therefore for Companies Act purposes is regarded as interested in all of these 4,996,427 Ordinary shares. Despite this technical interest, each executive Director will only be entitled to receive Ordinary shares from the Trust in satisfaction of options granted to him in respect of these Ordinary shares.

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                               ON 26 FEBRUARY 2004
                  AT 10:00 HRS UNDER REF: PRNUK-2602040938-D9A4






26 February 2004


Board changes at The BOC Group


     Guy Dawson appointed non-executive director. Fabiola Arredondo resigns.


Guy Dawson is appointed a non-executive director of The BOC Group plc with effect from 1 March 2004.


Mr Dawson was until last year chairman of European investment banking at Merrill Lynch. Before joining Merrill Lynch in 1995 he held senior positions in Morgan Grenfell and Deutsche Bank. He is a partner in Tricorn, an independent corporate advisory business that he co-founded in 2003, and he is also a non-executive director of Boots Group Plc.

Fabiola Arredondo, a non-executive director since 2001, resigns with effect from 28 February 2004. Ms Arredondo recently moved to California and has decided not to continue as a non-executive director owing to the additional travel and increased professional demands on her time.

Rob Margetts, chairman of The BOC Group said: "I am delighted to welcome Guy Dawson to our board with his broad mix of investment banking experience and business skills. I would like to thank Fabiola Arredondo for her contribution to BOC; she has contributed much to our discussions and our decision-making. I wish her well in her future career."

Contact:      Christopher Marsay, Director - Investor Relations

              Tel: 01276 477222 (International +44 1276 477222)

                                    SIGNATURE



     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, The BOC Group plc, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





Date:March 1, 2004



                                      By:   /s/ Sarah Larkins
                                           -------------------------------------

                                           Name: Sarah Larkins
                                           Title:    Assistant Company Secretary